Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 43 DATED DECEMBER 9, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9, dated May 18, 2004, Supplement No. 33 dated May 23, 2005, Supplement No. 34 dated May 23, 2005, Supplement No. 37 dated August 9, 2005, Supplement No. 41 dated November 3, 2005 and Supplement No. 42 dated November 16, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	status of our public offerings;

•	information regarding our indebtedness; and

•	entering into an agreement to recapitalize and reconstitute two entities that own interests in a 57-story office tower, a 400-room hotel and a 982-space parking garage, all located in Cleveland, Ohio.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600,000,000-share primary offering and a 185,00,000-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We received aggregate gross offering proceeds of approximately $1.9 billion from the sale of approximately 191.6 million shares in our initial public offering.

On November 10, 2005, we commenced our follow-on offering of 300,600,000 shares of common stock. Of these shares, we are offering 300,000,000 shares in a primary offering and 600,000 shares under our dividend investment plan. As of December 2, 2005, we had received gross offering proceeds of approximately $0.2 million from the sale of approximately 25,000 shares in our follow-on offering.

As of December 2, 2005, we had received aggregate gross offering proceeds of approximately $1.9 billion from the sale of approximately 191.6 million shares in all of our public offerings. After incurring approximately $38.2 million in acquisition fees, approximately $182.0 million in selling commissions and dealer manager fees, approximately $30.5 million in other organization and offering expenses, and funding common stock redemptions of approximately $15.1 million pursuant to the share redemption program, as of December 2, 2005, we had raised aggregate net offering proceeds available for investment in properties of approximately $1.7 billion out of which approximately $1.4 billion had been invested in real estate properties and approximately $267.8 million remained available for investment in real estate properties.

Indebtedness

As of December 2, 2005, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 23%. As of December 2, 2005, total indebtedness was $509.5 million, which consisted of fixed-rate mortgages on certain properties. No amounts were outstanding under our $400.0 million credit facility. Based on the value of our borrowing-base properties, we had approximately $259.1 million in capacity under our $400.0 million credit facility, of which $9.2 million was pledged in the form of letters of credit for future tenant improvements and leasing costs.

Key Center Recapitalization and Reconstitution Agreement

On December 1, 2005, we entered into a Recapitalization and Reconstitution Agreement dated as of November 30, 2005 (the “Agreement”) with OTR, as nominee for the State Teachers Retirement Board of Ohio, Jacobs Realty Investors Limited Partnership, and various Jacobs-affiliated entities (collectively, the “Jacobs Parties”) to recapitalize and reconstitute the entities that own the interests in a 57-story office tower containing approximately 1,321,100 rentable square feet, a 400-room full service Marriott hotel and a 982-space parking garage, all located in Cleveland, Ohio (collectively, the “Key Center Property”), for a total gross investment of $312,250,000, plus closing costs. In connection with the execution of the Agreement, we paid a deposit in the amount of $20,000,000 to an escrow agent, which will be applied against the amount that we are obligated to provide to recapitalize and reconstitute the ownership entities pursuant to the Agreement.

Under the Agreement, in addition to the gross investment described above, we are obligated to pay certain closing costs, including, but not limited to, attorneys fees, title insurance premiums, survey costs, recording charges and one-half the escrow charges, as well as the fees of our outside auditors to prepare the Audit Report and Opinion.

Under the Agreement, the closing of the transaction will occur on December 23, 2005. In the event all conditions to our obligations to close have not been satisfied by that date, the closing will be extended to December 30, 2005, with us receiving a credit in the amount of $50,000 against the amount that we are obligated to provide toward the recapitalization for each day beyond December 23, 2005 that the closing does not occur. In the event that all conditions to our obligations to close have not been satisfied by December 30, 2005, then, at our option, (a) the closing will be further extended to a date not later than January 13, 2006 and we will continue to receive a credit in an amount equal to $50,000 against the amount that we are otherwise obligated to provide toward the recapitalization for each day beyond December 23, 2005 that the closing does not occur, or (b) the Agreement will terminate and the deposit plus all interest earned on such amount will be returned to us, together with the reimbursement of our out-of-pocket expenses related to our efforts to acquire the property, not to exceed $500,000. If the closing does not occur by January 13, 2006, then either we or the Jacobs Parties may terminate the Agreement, in which event we will have the deposit plus all interest earned on such amount returned to us, together with the return reimbursement of our out-of-pocket expenses related to our efforts to acquire the Key Center Property, not to exceed $500,000. In the event neither we nor the Jacobs Parties terminate the Agreement, the closing date will be further extended to January 30, 2006, but we will not be entitled to any further $50,000 per day credits against the amount that we are obligated to contribute beyond January 13, 2006.

When the closing occurs and the entities that own the interests in the Key Center Property are recapitalized and reconstituted, we will be entitled to all the benefits of ownership of the Key Center Property, including the right to receive all net cash flow from the operation of the Key Center Property, excluding a de minimis amount of revenue derived from the operation of the hotel, less fees paid to third-party managers of the hotel and the parking garage.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated November 26, 2003, Supplement No. 9 dated May 18, 2004, Supplement No. 33 dated May 23, 2005, Supplement No. 34 dated May 23, 2005, Supplement No. 37 dated August 9, 2005, Supplement No. 41 dated November 3, 2005, Supplement No. 42 dated November 16, 2005 and Supplement No. 43 dated December 9, 2005.

Supplement No. 9 supersedes and replaces Supplement No. 1 through Supplement No. 8 to the prospectus. Supplement No. 9 includes:

•	audited consolidated financial statements for the period from inception (July 3, 2003) to December 31, 2003;

•	unaudited financial statements as of March 31, 2004 and for the period from January 1, 2004 through March 31, 2004;

•	unaudited pro forma financial statements as of March 31, 2004 and for the periods from January 1, 2003 (pre-inception) through December 31, 2003 and January 1, 2004 through March 31, 2004;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that which was filed in our Quarterly Report on Form 10-Q dated May 17, 2004;

•	information about our property acquisitions through May 18, 2004;

•	a table showing our estimated use of proceeds;

•	additional information regarding the tax consequences of participation in our Dividend Reinvestment Plan;

•	a full description of our revised Share Redemption Program; and

•	all other material items that had been previously disclosed in Supplement No. 1 through Supplement No. 8.

Supplement No. 33 supersedes and replaces Supplement No. 10 through Supplement No. 27. Supplement No. 33 includes:

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K, dated March 15, 2005, for the year ended December 31, 2004;

•	audited financial statements as of December 31, 2004 and for the year ended December 31, 2004;

•	information regarding property acquisitions reported in Supplement No. 10 through Supplement No. 27, including required audited financial statements;

•	updated estimates regarding our use of proceeds;

•	changes to the suitability standards applicable to investors in Kansas;

•	the enactment of new tax legislation which, among other things, amends certain rules relating to REITs; and

•	all other material items previously disclosed in Supplement No. 10 through Supplement No. 27.

Supplement No. 34 supersedes and replaces Supplement No. 28 through Supplement No. 32. Supplement No. 34 includes:

•	the status of our ongoing public offering;

•	information regarding our indebtedness;

•	information regarding property acquisitions since March 17, 2005, including the required audited financial statements;

•	entering into a new credit facility with Wachovia;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2005, filed on May 6, 2005, except that this discussion:

o	reflects the new credit facility described above, which was entered into on May 9, 2005; and

o	updates the forward-looking statement regarding known trends that might affect our dividend (see “—Liquidity and Capital Resources—Short-term Liquidity and Capital Resources”);

•	unaudited financial statements as of and for the three months ended March 31, 2005; and

•	updated information regarding the prior performance of Wells-sponsored programs.

Supplement No. 37 supersedes and replaces Supplement No. 35 and Supplement No. 36. Supplement No. 37 includes:

•	the status of our ongoing public offering

•	information regarding our indebtedness;

•	information regarding property acquisitions since May 24, 2005;

•	entering into a purchase and sale agreement for the acquisition of a three-building office complex containing approximately 451,000 rentable square feet in East Palo Alto, California;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005;

•	unaudited financial statements as of and for the six months ended June 30, 2005; and

•	unaudited pro forma financial statements as of June 30, 2005 and for the year ended December 31, 2004 and the six months ended June 30, 2005.

Supplement No. 41 supersedes and replaces Supplement No. 38, Supplement No. 39 and Supplement No. 40. Supplement No. 41 includes:

•	the status of our ongoing public offering;

•	information regarding our indebtedness;

•	information regarding property acquisitions since August 10, 2005, including the required audited financial statements;

•	entering into a $105.0 million promissory note secured by the 100 East Pratt Building;

•	entering into an Advisory Agreement with Wells Capital, Inc. for the one-year period commencing on October 20, 2005;

•	information regarding our amended and restated dividend reinvestment plan;

•	filing a registration statement with the SEC to register 300,600,000 shares of our common stock; and

•	unaudited pro forma financial statements as of June 30, 2005 and for the year ended December 31, 2004 and the six months ended June 30, 2005.

Supplement No. 42 includes:

•	the status of our ongoing public offerings;

•	information regarding our indebtedness;

•	the acquisition of a six-story office building containing a total of approximately 250,000 rentable square feet in Irving, Texas;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 14, 2005; and

•	unaudited financial statements of Wells REIT II as of and for the nine months ended September 30, 2005.

Supplement No. 43 includes:

•	the status of our public offerings;

•	information regarding our indebtedness; and

•	entering into an agreement to recapitalize and reconstitute two entities that own interests in a 57-story office tower, a 400-room hotel and a 982-space parking garage, all located in Cleveland, Ohio.